Home Plate Acquisition Corporation

P.O. Box 1314

New York, NY 10028

September 27, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Taylor Beech

RE:	Home Plate Acquisition Corporation (the “Company”)

Registration Statement on Form S-1

(File No. 333-259324) (the “Registration Statement”)

Dear Ms. Beech:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. on September 29, 2021, or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

HOME PLATE ACQUISITION CORPORATION

By:	/s/ Daniel Ciporin
Name: Daniel Ciporin
Title: Chief Executive Officer